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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-23054


                           NOTIFICATION OF LATE FILING

(Check One):

[ ]  Form 10-K     [ ]  Form 11-K     [ ]  Form 20-F     [X]  Form 10-Q

       For Period Ended:   MARCH 31, 2001
                       ---------------------

[ ]  Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F    [ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

       For Transition Period Ended:
                                  ---------


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________


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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:     HAMILTON BANCORP INC.
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Former Name if Applicable:
                          ----------

Address of Principal Executive Office (Street and Number): 3750 N.W. 87 AVENUE
                                                          ----------------------

City, State and Zip Code:    MIAMI, FLORIDA  33178
                         ----------------------------

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PART II - RULE 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [ ]     (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification:

               LUCIOUS T. HARRIS,
             CHIEF FINANCIAL OFFICER           (305)               717-5614
         -----------------------------------------------------------------------
                    (Name)                   (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                           [ ]  Yes                   [X]  No(1)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]  Yes                   [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT HERETO

                              HAMILTON BANCORP INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2001                          By:     /s/ LUCIOUS T. HARRIS
                                                --------------------------------
                                              Name:     Lucious T. Harris
                                              Title:    Chief Financial Officer


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(1) The Company's independent accountants have not yet completed their review of the Form 10-Q for the quarter ended September 30, 2000 and the Form 10-K for the year ended December 31, 2000 has not yet been filed.

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                            ATTACHMENT TO FORM 12b-25

             FORM 10-K FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2000

PART III - NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2001 (the "Form 10-Q") because the Registrant has received comments to its December 31, 1998 and 1999 Annual Reports on Form 10-K, as well as its quarterly reports on Form 10-Q in 1998, 1999 and 2000. These comments have just recently been concluded. As a result, the Registrant is in the process of restating its financial statements for 1999 and for the nine months ended September 30, 2000 and expects to complete and file the applicable amended reports shortly. The Registrant cannot complete its Annual Report on Form 10-K for the year ended December 31, 2000 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, until such other reports, including the applicable restatements, are completed. As a result of the foregoing, the Registrant requires additional time to complete the Form 10-Q and, accordingly is unable to file its Form 10-Q for the quarter ended March 31, 2001 on or prior to the prescribed due date.

The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

The Registrant expects that net income for the quarter ended March 31, 2001 will be less than the restated net income of $5.4 million for the quarter ended March 31, 2000 (as indicated in the Registrant's press release dated May 16, 2001), although the precise amount has not yet been determined. The decrease in net income is attributable to various factors, including decreased interest income and other income and an increase in the provision for credit losses and other expenses, in each case, as compared to 2000.


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